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                               November 9, 2020

       Blythe Masters
       Chief Executive Officer
       MCF2 Acquisition Corp.
       7 World Trade Center
       250 Greenwich Street, FL 47
       New York, NY 10007

                                                        Re: MCF2 Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
13, 2020
                                                            CIK No. 0001827821

       Dear Ms. Masters:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 13, 2020

       Recent Sales of Unregistered Securities, page II-1

   1.                                                   Please revise to
address the forward purchase agreement.
       Signatures, page II-6

   2. Please revise to have the draft registration statement indicate that it will be signed by the principal executive
officer, the principal financial officer, and principal accounting officer or controller in the
signature section "signed below by the following persons in the

capacities...indicated". See Instruction 1 to Signatures of Form S-1.
 Blythe Masters
MCF2 Acquisition Corp.
November 9, 2020
Page 2

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



FirstName LastNameBlythe Masters                         Sincerely,
Comapany NameMCF2 Acquisition Corp.
                                                         Division of
Corporation Finance
November 9, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName